

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 23, 2009

Mr. Ian T. Bothwell
Chief Financial Officer
Rio Vista Energy Partners, L.P.
1313 East Alton Gloor Blvd. Suite J
Brownsville, Texas 78526

    Re: Rio Vista Energy Partners, L.P.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          Filed April 14, 2009
          File No. 0-50394

Dear Mr. Bothwell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Karl Hiller
                          Branch Chief